FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                                     FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

     INITIAL  STATEMENT OF BENEFICIAL  OWNERSHIP OF SECURITIES Filed pursuant to
Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. See Instructions
_X_      Form 3 Holdings Reported
___      Form 4 Transaction

1. Name and Address of Reporting Person:                Cooke, Ronald Terry
                                                        181 Whitehall Drive
                                                        Markham, Ontario, Canada   L3R 9T1
2. Date of Event Requiring Statement:                   02/23/2000
3. IRS or SSN of Reporting Person :
4. Issuer Name and Ticker or Trading Symbol:            Power Kiosks, Inc.
5. Relation of Reporting Person to Issuer               X Director
                                                        X 10% owner
                                                        X Officer (Title): Chairman and President
                                                        _ Other (Specify)
6. If Amendment, Date of Original:
7.    X Filed by One Reporting Person.
      _ Filed by more than One Reporting Person.



TABLE I - NON-DERIVATIVE SECURITIES
BENEFICIALLY OWNED

1. Title of Security:                   Common Stock        Common Stock             Common Stock
2. Amount of Securities
   Beneficially Owned:                  541,700             1,103,146                60,000
3. Ownership Form;
   Direct (D) or Indirect (I):          D                   I                        I
4. Nature of Indirect Beneficial                            beneficial owner of      beneficial owner of Team
   Ownership:                           N/A                 Cooke Enterprises, Inc.  Power Enterprises, Inc.

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES
BENEFICIALLY OWNED

1.  Title of Derivative Security:           Option           Option          Option          Option          Option

2. Date Exercisable and Expiration Date:    7/1/01, 7/1/06   7/1/02, 7/1/07  7/1/03, 7/1/08  7/1/04, 7/1/09  7/1/05, 7/1/10
3. Title and Amount of Underlying           100,000 shares   100,000 shares  100,000 shares  100,000 shares  100,000 shares
   Securities:                              Common Stock     Common Stock    Common Stock    Common Stock    Common Stock
4. Conversion or Exercise Price of
   Derivative  Securities:                  $1.00            $1.00           $1.00           $1.00           $1.00
5. Ownership of Derivative Securities;
   Direct (D) or Indirect (I):              D                D               D               D               D
6. Nature of Indirect Beneficial
   Ownership:                               N/A              N/A             N/A             N/A             N/A

EXPLANATION OF RESPONSES:








/s/ Ronald Terry Cooke                        Date: December 6, 2000
---------------------------------
Ronald Terry Cooke
**   Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).